Filed by Chardan NexTech Acquisition 2 Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chardan NexTech Acquisition 2 Corp.

Commission File No.: 001-40730

SHARE Conference - Dragonfly Energy

September 12, 2022

Sioban Hickie, SVP Investor Relations, ICR Inc.

Hello everyone. My name is Sioban Hickie and I work in ICR Inc.’s Energy, Sustainability and Modern Mobility Investor Relations practice. It is my pleasure to be moderating the Dragonfly Energy presentation today on the SHARE conference series.

We have with us here today Dr. Denis Phares, CEO of Dragonfly Energy and the company’s CFO, John Marchetti.

For those unfamiliar, Dragonfly is a leader in lithium-ion deep cycle batteries, which are replacing lead acid batteries, across multiple markets - including recreational vehicles, marine and off-grid solar solutions. Dragonfly’s long-term mission is to develop safe, affordable, and reliable energy storage solutions that allow green energy resources to better compete with the burning of fossil fuels such as coal, oil and gas.

In May of this year, Dragonfly and Chardan NexTech Acquisition 2 Corp announced a definitive agreement for a business combination that will ultimately result in Dragonfly becoming a publicly listed company. Upon closing of the transaction, the combined company will be named Dragonfly Energy and is expected to be listed on the Nasdaq under the new ticker symbol “DFLI.”

With that, it would help the audience Dr. Phares if you could begin with telling us the history of how Dragonfly was started and why it was so important to you to found a company such as Dragonfly

Dr. Denis Phares, CEO Dragonfly Energy

Sure, thank you Sioban. Dragonfly Energy is a lithium ion battery technology company. We really are technology focused. My background is tech heavy. I was a professor for 12 years in engineering. First at Texas A&M and then at USC. I got a PhD from Cal Tech. I've done a lot of work in powder processing, aerosol mechanics, food mechanics, nanotechnology, eventually making my way around to the production of lithium ion batteries.

When I really started focusing on lithium ion batteries and specifically the processes associated with their manufacturing so that we can reduce the cost of storage, that's when it really became important to me to start looking beyond academia. I left my tenured position and I went and I got an MBA and started Dragonfly Energy with the specific goal of reducing the cost of energy storage, so we could get more intermittency onto the grid, more renewable energy, more solar, and more wind.

I did understand the pitfalls of being in a technology company. There's a lot of cash burn. There's a lot of uncertainty when it comes to developing new technology. So at Dragonfly Energy we did something very different. We actually went to market very early with a line of deep cycle lithium ion phosphate battery packs. We branded our retail brand Battle Born Batteries, that's named after the Battle Born state of Nevada. That's where we made them, right here in Reno.

That brand took off and we really gained great traction in the number of industries, especially the RV industry. And over the last six, seven years, that business drove the further development of the manufacturing processes which evolved into the production of all solid state, deep cycle lithium ion batteries. We're very unique in how we went to market, the kind of technology we are, and how we allowed the technology to develop.

Now we're at an inflection point where we are ready to deploy the technology and that's very much why we are going through this transaction. We already have a history of displacing lead-acid batteries, that's the incumbent for deep cycle batteries, with our lithium iron phosphate alternatives and moving forward there are a number of adjacent markets that we're ready to attack now while we deploy the new solid-state manufacturing technology.

Sioban Hickie, SVP Investor Relations, ICR Inc.

To expand further on that, what are some of the other benefits to consumers of being able to utilize lithium-ion batteries instead of the lead-acid batteries Dragonfly is replacing in the market today?

Dr. Denis Phares, CEO Dragonfly Energy

Right. Well, I mean, if you look at the consumer markets which are very much dominated by lead acid batteries. For example, boat owners or RV owners or even some off grid solar systems are basically comprised of a large number of lead acid batteries. One reason that it makes sense for us as an environmentally focused company to address the lead acid problem now is because even though the lead acid batteries are the incumbent technology, they come with a lot of environmental penalties. Lead is obviously a heavy toxic element.

The majority of lead acid batteries are recycled globally which is great, but at the same time, not all of them are recycled. The ones that aren't really do create an environmental nightmare. The health effects of un-recycled lead acid batteries globally are pretty significant. It's important for us to create a safer alternative. Lithium iron phosphate does not have those heavy toxic metals like cobalt that a traditional lithium ion battery has. It really does present a great environmentally benign solution while at the same time, actually providing a cost effective and a beneficial performance for the end consumer. And it's something that has really benefited us in terms of sharing this information, educating the public, and it's allowed us to really transform the RV business while at the same time being able to reach out to some of these other adjacent markets.

Sioban Hickie, SVP Investor Relations, ICR Inc.

Thank you. We have all heard a lot in the press about the need to manufacture energy here in the US and the company has previously stated it will produce its own cells in the future. Would you please discuss the benefit to Dragonfly of making these in-house?

Dr. Denis Phares, CEO Dragonfly Energy

Well, the benefit to Dragonfly in terms of the business case it's actually more cost effective to be manufacturing the cells in-house. From a supply chain standpoint, obviously it's a lot more stable for us to be able to source raw materials domestically. For example, we're in Nevada, and there's a lot of lithium in the ground in Nevada. So for us to be able to transform that lithium into an end product in a very vertically integrated fashion, basically it results in a very, very stable supply chain. For us, relying on foreign sources of cells or even materials creates an extra layer of complexity and risk. So, obviously it's not a bad idea for companies to vertically integrate to shore up their supply chain.

But on top of that, just as an American company when it comes to energy, it really behooves us to start really utilizing the resources that we have and not relying so much on foreign sources. Not that you can't have international trade, I think that's very important and we have wonderful partners right now overseas. But in terms of a domestic economy, it really makes sense for us to produce things again, manufacture again domestically and even start to increase some of our own exports, especially when it comes to energy, which is going to dominate the economy over the next several decades, minimum.

Sioban Hickie, SVP Investor Relations, ICR Inc.

As a follow up to that, creation of the battery cells in-house will increase capital costs. How should we think about this return on investment and do you have concerns about obtaining material inputs?

Dr. Denis Phares, CEO Dragonfly Energy

That's a great question actually, because traditionally it costs billions of dollars to basically make a lithium ion cell manufacturing facility that's big enough to be able to enjoy economies of scale to get those costing. So, the premise of the technology that we've developed in-house is to lower, not just the manufacturing costs - but the equipment costs, the capital costs associated with making gigawatt hour scale of cells.

So, in terms of capital cost, we actually have an advantage over traditional lithium ion battery manufacturing. So, this is something that really benefits investors.

In terms of the material inputs, as I mentioned, there is a lot of lithium in the ground here in the Nevada. There's easily accessible lithium in the ground here in Nevada. Now that industry is just getting up and running now in terms of mines that are opening over the next few years. We have been working with some of the local mines, we already have an MOU in place with Ioneer, so we are going to have our own supply of battery grade lithium carbonate. We're also working with recycling companies. For example, Aqua Metals is developing technologies to extract lithium from, spent lithium ion batteries back to lithium carbonate or lithium hydroxide.

We'll be able to get access to recycled lithium, which is huge when it comes to - as this technology, and as this industry really starts to blossom. It's come full circle and a lot of those spent lithium cells are going to become lithium batteries again. So, it's an exciting time to be doing this. And Nevada in particular is a really exciting location. It is going to be the hub of lithium ion battery technology, and that's one reason we set up shop here 10 years ago.

Sioban Hickie, SVP Investor Relations, ICR Inc.

Thank you. The world is focused on enabling a transition to clean energy and energy storage solutions will play a critical role. As a result, there is currently is a lot of competition within the battery and energy storage markets. Can you discuss how Dragonfly fits within the industry as a whole and what differentiates the company versus its peers?

Dr. Denis Phares, CEO Dragonfly Energy

Well, I think that we're a very broad company. We're uniquely broad. So, if you compare us to other suppliers of lithium ion phosphate packs, for example, they're not developing new manufacturing technologies. If you look at companies that are developing new lithium ion battery chemistries or processes, they're not in the market now selling battery packs. So we do encompass a large portion of this space, I would say.

So, it really sets us apart to have revenues now. We sold $78 million in 2021. We've been growing year after year consistently over the last six, seven years. So, we're a technology company that's profitable, that's been growing, that has healthy business fundamentals, and that's given us the freedom to allow the technology and the science to develop. It really puts us in a very strong position now compared to our peers in our market today.

While in the future, we've been uniquely focused on storage and not on electric vehicles, and that's also very unique to us. We already produce storage packs, but we don't have an interest in making another electric vehicle battery. We're focused on a low levelized cost battery that is many, many cycles, low production costs, but the solid-state aspect of it is that it's non-flammable. We're looking to make something that is completely safe that you can deploy safely in your home. And so this is another aspect that makes us unique, that sets us apart from, I mean, I don't know if I call it competition, but other lithium ion battery technology companies. We're unique in our focus.

Sioban Hickie, SVP Investor Relations, ICR Inc.

Thank you. That's very interesting. As a corollary to this, the world will need a lot of different technologies to enable the energy transition. What are your thoughts about on how you see the energy storage markets evolving over time?

Dr. Denis Phares, CEO Dragonfly Energy

Well, my opinion is that we need everything we can get. There are a lot of storage technologies out there. We already have pump hydro storage. We've got new types of gravimetric storage, we've got molten salt storage, we've got even hydrogen storage. I think we need all of it. There's new battery technologies out there. There's flow batteries. There's sodium batteries. Every battery has its own benefit. And the grid itself is large in scale. You've got very large installations of energy production where you might need very large storage installations.

But at the same time, if you want a true stable, smart grid, you need storage nodes everywhere. That means in every building, in every home. We see our technology, which is energy dense for a battery in general. It's not the most energy dense lithium ion battery, but lithium ion phosphate is very energy dense when compared to other types of batteries, while at the same time being non-flammable. So that's why we are focused on that last mile storage, that micro grid storage where we see our battery installed in every building, in every home and every business on the grid. And of course, there's a long way between where we are now and revolutionizing the grid, but ultimately that's where we see our technology the most well suited.

Sioban Hickie, SVP Investor Relations, ICR Inc.

You and other team members have regularly said ‘lead is dead’ meaning lead based battery technology must be replaced with lithium ion technology. We’ve touched on some of the environmental benefits already…can you discuss the benefits of lithium ion-based technology from a performance and economics standpoint?

Dr. Denis Phares, CEO Dragonfly Energy

Sure. Yeah. That campaign has worked out very well for us. Obviously, we're going head to head against the incumbent technology, which is lead-acid batteries. For some cases, lead-acid batteries are very effective, for cranking and very rapid, high power delivery – they are pretty good. In terms of deep cycle storage, they're not good. I mean, the lead-acid battery tends to be the pain point for the RV owner or the boat owner. The batteries are just heavy. They're unreliable. They're toxic. They're corrosive. You always have to replace them. It's always a bear to replace them.

So, the benefit of our lithium iron phosphate alternative is, first of all, it's one fits the weight. So, in terms of just overall handling, it's a lot easier. You can fit a lot more power and energy in that small space. They can be cycled many, many times, and I mean, from full to empty, over and over and over again, thousands of cycles. You cannot do that with a lead-acid battery.

So that means the overall cost of ownership of lithium iron phosphate alternative is a lot less. And ultimately, that's what benefits the consumer's pocketbook. But at the same time, you don't have to worry about maintenance because there's no maintenance. They're not toxic. They're not corrosive. There's no acid. There's no heavy metal.

So ultimately, to be able to put a lithium iron phosphate system in your RV and do things you couldn't do with a lead-acid system like power your air conditioner, wake up and make coffee with your coffee maker, your microwave oven, your hair dryer, - not only can you change the way that you experienced RV-ing in the past, but you also don't have to worry about these environmental effects associated with the proliferation of lead-acid batteries globally.

Sioban Hickie, SVP Investor Relations, ICR Inc.

As a follow up to that, the cost of Dragonfly and Battle Born Batteries are described as being cheaper than the toxic lead acid batteries they replace, but do have a higher upfront cost. Please discuss how we should think about this.

Dr. Denis Phares, CEO Dragonfly Energy

Sure. Well, again, it has to do with cycle ability. How many cycles can you expect over the lifetime of the battery pack. You're paying, apples to apples, an upfront cost of less than double a lead-acid battery, but at the same time it's going to last at least five to 10 times longer lifetime. So overall, you're looking at one-fifth the price over the lifetime of the battery. So, the cost of ownership is significantly less expensive.

Sioban Hickie, SVP Investor Relations, ICR Inc.

Thank you. What industries are you seeing the most traction currently, meaning growth potential and what is Dragonfly doing to expand its footprint within those industries?

Dr. Denis Phares, CEO Dragonfly Energy

We've been growing dramatically over the last five years in our industry, and honestly, this is something that, as a young company, we've had to really strive just to meet that demand. But now that we have been over that hump, we're going through this transaction to grow into other adjacent markets like I talked about. We can now focus on some of these other markets. These include marine. I would say marine in terms of adoption of lithium a few years behind RVs.

Our fastest growing market now is the off-grid solar market. So just folks either with tiny homes or they're in a rural area off grid. They want to be able to live off of solar or off of wind, and so they need a battery bank to store the electricity during the day, deliberate at night. So that's our fastest growing market. But on top of that, we're looking at things like work trucks, forklifts, material handling equipment, telecom, data centers. There's a lot of markets that are completely dominated still by lead-acid batteries. So, a lot of room for us to grow before we start talking about revolutionizing the grid.

Sioban Hickie, SVP Investor Relations, ICR Inc.

Okay, thank you. And perhaps one for John, what does the manufacturing process entail and how long does it take the company to produce one of your units?

John Marchetti, CFO of Dragonfly Energy

Sure. I think it's important to make the distinction between the solid-state cell technology that we're developing right now in house and are in the process of establishing a pilot line for that. But in terms of our assembly process for our traditional LFP packs, today we import the cells, but we do all the design for those batteries. As Dennis mentioned, we do a lot of R&D work at product development here in-house, in Reno, and we do all of the assembly here in Reno as well. And that assembly process varies obviously by the different packs that we do develop and design and assemble.

But on average, it takes roughly an hour for us to assemble and get a battery out. So, we do hundreds of batteries a day. We actually have an in-house automation team as well, so we continue to add some of that automation work to our assembly process to continue to get efficiencies on those sides as well.

Sioban Hickie, SVP Investor Relations, ICR Inc.

Thank you. Perhaps turning for a moment to solid state technology, if you could just maybe take a few minutes discussing that. I know management has talked about deploying the technology in the next 12 to 18 months, and you've mentioned a couple of potential markets for solid state batteries in various places. How are you pushing into this new addressable market and just some overview on that technology?

John Marchetti, CFO of Dragonfly Energy

Sure. Maybe I'll take from the process side a little bit, and Dennis can certainly speak a little bit to some of the technology improvements. One of the key focuses for us on the solid state development is getting our pilot line established here in over the next several months so that we can prove out a lot of the process and manufacturing work that we've done over the last several years. As we start to bring those to market, as Dennis mentioned, the key safety aspect of it, I think, is really what is very unique on the storage side of it.

We've talked a little bit about being very focused on the consumer storage markets today, and as we're starting to move into the industrial markets, I think those markets will benefit both from the existing LFP batteries that we sell today, but there will be some applications within those industrial markets where solid state and that safety aspect of it, I think, become very critical.

Dennis mentioned, obviously the ultimate goal is to really help stabilize and change the grid on the microgrid side of things. But in between there, there's a lot of opportunity, I think, even for solid state batteries within that industrial market because of that safety aspect of it that becomes so critical, and allows you to deploy it in a lot of different ways.

Maybe I'll just turn it back over to Dennis to talk a little bit more about the technology itself.

Dr. Denis Phares, CEO Dragonfly Energy

Sure. Well, the technology itself, as I mentioned before, I have sort of a background in powder processing aerosol mechanics advanced manufacturing. So, what we're doing is, we're growing with lithium-ion battery electrodes from a dry powder process while at the same time layering composite solid electrolytes right on top of each other. So, if you can imagine, you've got an electrode and then you've got an electrolyte layer. And traditionally, these are flat layers that are very difficult to maintain in intimate contact. The way that we grow these layers, it's more like a very high surface area, very low resistance interface. So, it's much easier to get lithium-ions from the electrode into the electrolyte and into the counter electrode.

That's something that our process does very, very well, that other solid-state processes have not really addressed well. So, we don't have to apply, for example, external pressures to achieve these low conductivities, I'm sorry, these high conductivities, low resistances. We don't have to do it with liquid. So, it's something that we are uniquely adept at making batteries that are perfect for storage. Again, we're not going for the powers necessary to make an EV battery, but for storage, that solid system works really well.

Sioban Hickie, SVP Investor Relations, ICR Inc.:

Thank you. I think we have time for maybe one or possibly two more depending. We just got another one from the line. Are off grid customers with solar panels a large market opportunity for you and what are your capabilities? Meaning do you sell equipment to them directly or are you selling through retailers?

John Marchetti, CFO of Dragonfly Energy

Sure. So, I think if you look at the off grid solar opportunity, Denis mentioned it's one of our fastest growing areas right now. I think one of the things that again does make it a little bit different than some of our peers is we've done an awful lot of design work on full systems across the entire consumer spectrum. That allows us to help customers not only with what the overall system needs to look like, but we also resell a lot of those ancillary from the panel down to the inverters, the chargers, things like that. We resell all of that equipment so a customer can come to us, whether you're talking consumer or even on the OEM side, a customer can come to us and we can help them design the full system, or sell them all the pieces that they need and deliver it all as one kit. So, we've done a lot of that to date.

We've also recently introduced an industrial solar team to drive this more at that OEM level, where we have a number of programs underway with larger installers around the country that are putting in full commercial grade systems. So, there's a lot of work and a lot of growth that we expect in that overall solar market over the next several years. Whether it's on the consumer side or on the OEM side as well.

Sioban Hickie, SVP Investor Relations, ICR Inc.:

Thank you. Maybe we'll just try and squeeze one last one in here. What are the milestones for the rest of 2022 and for next year?

Dr. Denis Phares, CEO Dragonfly Energy

Well, obviously we're trying to get public now because we want this transaction completed so that we can get to the other side and refocus our efforts on basically driving this technology, which entails the completion of our solid-state pilot line. So, so the next big milestone for us is going to be the completion of that pilot line sometime next year.

We do expect that as we start optimizing the chemistry for longevity of those solid cells that we'll have samples ready to deliver at some point next year as well. So, there's some very near-term exciting things happening here, this transaction is a big part of it. Obviously, we've grown over the last few years very organically and as we transition to a public company now it really provides us the resources to accelerate the technology, accelerate that growth. So, we're very excited about where we stand right now.

Sioban Hickie, SVP Investor Relations, ICR Inc.:

Are there any milestones people could be looking for in the next, call it year or two, on solid state? Things that would be major hurdles we should be looking for.

Dr. Denis Phares, CEO Dragonfly Energy

Scaling a technology always has hurdles, we've focused on processes that scale very nicely. Actually, that's why the dry powder processes that we have focused on are... That started as our focus because we knew these were scalable processes. We're doing things like spray drying and powder coating and very scalable technologies.

Now we've already internally demonstrated the efficacy of these processes to make efficient cells. As we scale into the pilot line type production rates there may be some hurdles that we have to cross engineering wise. It's something that we're very adept at and something we're used to, but we do expect that announcement to come at some point in the next year.

Sioban Hickie, SVP Investor Relations, ICR Inc.:

Great, thank you very much. We are almost up on time so I'm a little hesitant to start another question or discussion. Denis, did you want to take a few minutes to wrap up and give any last thoughts before we were done here today?

Dr. Denis Phares, CEO Dragonfly Energy

Sure, thanks for the opportunity to be here. I hope what we are able to elucidate here is how we are unique as a technology company. How we actually went to market, drew revenue, funded our own technology development and where we are right now is very much an inflection point, both in terms of scaling the technology, deploying the technology to this larger scale, and at the same time growing our core business into these adjacent markets that are ripe for a change. So, the risks in investing in technology companies are very much mitigated with this play because of our ability to go to market, gain traction in industries and drive profit.

Sioban Hickie, SVP Investor Relations, ICR Inc.:

Okay, well thank you. We thank everybody for attending and look forward to interacting more in the future.

John Marchetti, CFO of Dragonfly Energy

Thanks very much everyone.

Dr. Denis Phares, CEO Dragonfly Energy

Thank you.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including statements as to the transactions contemplated by the business combination and related agreements, future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Dragonfly, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors (some of which are beyond the control of Dragonfly or CNTQ) which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by CNTQ and its management, and Dragonfly and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Dragonfly, CNTQ, the combined company or others following the announcement of the business combination and the transactions contemplated thereby; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of CNTQ, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq's listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Dragonfly as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination; 8) ability of Dragonfly to successfully increase market penetration into its target markets; 9) the addressable markets that Dragonfly intends to target do not grow as expected; 10) the loss of any key executives; 11) the loss of any relationships with key suppliers including suppliers in China; 12) the loss of any relationships with key customers; 13) the inability to protect Dragonfly’s patents and other intellectual property; 14) the failure to successfully optimize solid state cells or to produce commercially viable solid state cells in a timely manner or at all, or to scale to mass production; 15) costs related to the business combination; 16) changes in applicable laws or regulations; 17) the possibility that Dragonfly or the combined company may be adversely affected by other economic, business and/or competitive factors; 18) Dragonfly’s estimates of its growth and projected financial results for 2022 and 2023 and meeting or satisfying the underlying assumptions with respect thereto; 19) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of CNTQ’s securities; 20) the risk that the transaction may not be completed by CNTQ’s business combination deadline (as may be extended pursuant to CNTQ’s governing documents); 21) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof and the Russian/Ukrainian conflict, and any resulting effect on business and financial conditions; 22) inability to complete the PIPE investment, the term loan and equity line (ChEF) in connection with the business combination; 23) the potential for events or circumstances that result in Dragonfly’s failure to timely achieve the anticipated benefits of Dragonfly’s customer arrangements with Thor; and 24) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CNTQ’s Form S-1 (File Nos. 333-252449 and 333-253016), Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Report on Form 10-Q for the three months ended June 30, 2022 and registration statement on Form S-4 (File No. 333-266273) filed with the SEC on July 22, 2022, as amended, which is subject to change and will include a document that serves as a prospectus and proxy statement of CNTQ, referred to as a proxy statement/prospectus and other documents filed by CNTQ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither CNTQ nor Dragonfly gives any assurance that either CNTQ or Dragonfly or the combined company will achieve its expected results. Neither CNTQ nor Dragonfly undertakes any duty to update these forward-looking statements, except as otherwise required by law. For additional information, see “Risk Considerations” in the investor presentation, filed on a communication by CNTQ with the SEC and available at www.sec.gov.

Additional Information and Where to Find It

This communication relates to a proposed transaction between CNTQ and Dragonfly. CNTQ has filed a registration statement on Form S-4 (File No. 333-266273) with the SEC on July 22, 2022, as amended, which is subject to change and includes a document that serves as a prospectus and proxy statement of CNTQ, referred to as a proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to all CNTQ stockholders. CNTQ has also filed other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CNTQ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they contain important information about the proposed transaction.

The documents filed by CNTQ with the SEC also may be obtained by contacting Chardan NexTech Acquisition 2 Corp. at 17 State Street, 21st Floor, New York, New York 10004, or by calling (646) 465-9001.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Dragonfly, CNTQ and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from CNTQ’s stockholders in connection with the proposed business combination. A list of the names of such persons and information regarding their interests in the proposed business combination are contained in the definitive proxy statement/prospectus. You may obtain free copies of these documents free of charge by directing a written request to CNTQ or Dragonfly. The definitive proxy statement will be mailed to CNTQ’s stockholders as of a record date to be established for voting on the proposed business combination when it becomes available.

No Offer or Solicitation

This communication and the information contained therein are not intended to and do not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

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